EXHIBIT 107

CALCULATION OF REGISTRATION FEE

FORM S-1

(Form Type)

GOLDEN STAR ENTERPRISES LTD.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities and Registration of Securities for Selling Stockholders

Security Type	Security Class Title	Fee Calculation Rule	Amount to be Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity (new common stock(1) to be sold)	Common Stock, $0.0001 par value per share	Rule 457(a) and (o)	40,000,000 Shares	$0.125	$5,000,000	0.0000927	$463.50

Equity(2)	Common Stock underlying Share Purchase Warrants, $0.0001 par value per share	Rule 457(a) and (o)	29,000,000 Shares	$0.04	$1,160,000	0.0000927	$107.53

Equity (3)	Common Stock underlying Convertible Promissory Note	Rule 457(a) and (o)	37,000,000 Shares	$0.01	$370,000	0.0000927	$34.30

Equity (4)	Common Stock issued as Commitment fee, $0.0001 par value per share	Rule 457(a) and (o)	4,920,000 Shares	$0.038	$186,960	0.0000927	$17.33

Equity (5)	Common Stock, issued as consulting fees, $0.0001 par value per share	Rule 457(a) and (o)	7,500,000 Shares	$0.04	$300,000	0.0000927	$27.81

Total Offering amounts			118,420,000 Shares		$7,016,960		$650.47
Total Fee Offsets							$-
Net Fee Due							$650.47

(1)

Represents common shares for resale by Mast Hill Fund L.P. (MHFLP), a Delaware limited partnership (the Selling Stockholder”), which shares are issuable by Golden Star Enterprises Ltd. (the “Company”) pursuant to the Equity Purchase Agreement (the “ MHFLP EPA”) entered into with Mast Hill Fund L.P. (MHFLP) on May 27, 2022. Although we are not mandated to sell shares under the Equity Purchase Agreement, the Equity Purchase Agreement gives us the option to sell to MHFLP, up to $5,000,000 worth of our common stock over the period ending twenty-four months following the Effect of this Registration Statement, and MHFLP is obligated to purchase the shares upon a Put notice from the Company. The $5,000,000 was stated as the total amount of available funding in the Equity Purchase Agreement because this was the maximum amount that MHFLP agreed to offer us in funding. Additionally, MHFLP will purchase the shares at a price equal to 70% of the volume weighted average price of the Company’s Common Stock on the Principal Market on the Trading Day during the seven days preceding the respective Put Date for the duration of the Offering (the “Offering”).

(2)

Represents common shares issuable upon exercise of 10,000,000 common stock purchase warrants included in the MHFLP EPA (described above in note #1) and 19,000,000 common stock purchase warrants included in the Securities Purchase Agreement (“SPA”) and Promissory Note (described below in note #3) for the purchase of cumulative 29,000,000 shares of our common stock (the “MHFLP Warrants”) at $0.04 per share. The warrants are exercisable immediately and the Company is obligated to issue the corresponding number of shares pursuant to the exercise notice.

(3)

Represents common shares issuable upon conversion of a convertible promissory note (the “Promissory Note”) previously issued to MHFLP in the amount of $370,000. We have received funds from this note in the amount of $301,360, following an original issuance discount of 10% or $37,000, payment of a finder’s fee in the amount of $26,640 and the investor’s legal fees of $5,000.00.

(4)	Represents common shares issued to MHFLP as a commitment fee in respect of the SPA and Promissory Note. The Company will not receive any proceeds from the sale of these shares.
(5)	Represents common shares issued to Michael Kahiri in relation to a consulting agreement with Beyond Media SEZC (“Beyond”). The Company will not receive any proceeds from the sale of these shares.